GS FINANCIAL PRODUCTS U.S., L.P.

EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                                  FOR THE THREE FISCAL                FOR THE NINE FISCAL
                                                       MONTHS ENDED                      MONTHS ENDED
                                                  --------------------                -------------------
(Unaudited)
(U.S. dollars in thousands)             August 27, 1999    August 28, 1998    August 27, 1999    August 28, 1998
                                        ---------------    ---------------    ---------------    ---------------
Earnings:
Income (loss) from continuing
 Operations before income taxes               $1,627             $1,618             $4,243            $5,663
Add:  Fixed charges                            2,622              4,195              8,076            12,960
                                        ------------------------------------------------------------------------
Earnings as adjusted                          $4,249             $5,813            $12,319           $18,623

Fixed charges:
Interest expense                              $2,602             $4,137             $7,999           $12,791
Debt amortization expense                         20                 58                 77               169
Interest portion of rent expense                   0                  0                  0                 0
                                        ------------------------------------------------------------------------
     Total fixed charges                      $2,622             $4,195             $8,076           $12,960

Ratio of earnings to fixed charges               1.6x               1.4x               1.5x              1.4x


For purposes of computing the ratio of earnings to fixed charges, earnings as adjusted consist of net income plus income taxes and fixed charges. Fixed charges consist of interest expense and amortization of debt issuance costs.